Exhibit 99.1
STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$650,941	$575,215
Restricted cash	—	13
Accounts receivable, net of allowances for credit losses of $972 and $976	54	157
Amounts due from affiliated companies	5,580	10,672
Inventories	8,144	9,297
Prepaid expenses and other current assets	47,838	12,467

Total current assets	712,557	607,821

Property and equipment, net	2,401,336	2,180,897
Intangible assets, net	3,132	4,005
Long-term prepayments, deposits and other assets	71,605	117,555
Restricted cash	130	131
Operating lease right-of-use assets	14,640	17,379
Land use right, net	113,131	116,109

Total assets	$3,316,531	$3,043,897

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$463	$206
Accrued expenses and other current liabilities	131,824	118,946
Income tax payable	12	33
Amounts due to affiliated companies	40,702	42,966

Total current liabilities	173,001	162,151

Long-term debt, net	2,086,978	1,584,660
Other long-term liabilities	26,980	11,778
Deferred tax liabilities, net	495	448
Operating lease liabilities, non-current	14,591	17,137

Total liabilities	$2,302,045	$1,776,174

Commitments and contingencies (Note 13)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
- continued
(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2021	2020
	(Unaudited)
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 370,352,700 shares issued and outstanding	$37	$37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,134,227	2,134,227
Accumulated other comprehensive (loss) income	(1,290)	11,876
Accumulated losses	(1,284,769)	(1,086,160)

Total shareholders’ equity	848,212	1,059,987

Participation interest	166,274	207,736

Total shareholders’ equity and participation interest	1,014,486	1,267,723

Total liabilities, shareholders’ equity and participation interest	$3,316,531	$3,043,897

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. dollars, except share and per share data )

	Nine Months Ended
	September 30,
	2021	2020
Operating revenues:
Provision of gaming related services from related parties	$(5,522)	$(38,986)
Rooms (including revenues from related parties of $24,147 and $8,725 for the nine months ended September 30, 2021 and 2020, respectively)	30,774	12,330
Food and beverage (including revenues from related parties of $13,794 and $10,234 for the nine months ended September 30, 2021 and 2020, respectively)	20,417	15,613
Entertainment (including revenues from related parties of $550 and $9 for the nine months ended September 30, 2021 and 2020, respectively)	2,428	1,025
Services fee from related parties	19,493	19,706
Mall	9,684	14,738
Retail and other	1,213	1,077

Total operating revenues	78,487	25,503

Operating costs and expenses:
Provision of gaming related services (including costs to related parties of $18,140 and $17,473 for the nine months ended September 30, 2021 and 2020, respectively)	(18,934)	(18,932)
Rooms (including costs to related parties of $5,995 and $5,696 for the nine months ended September 30, 2021 and 2020, respectively)	(9,328)	(8,473)
Food and beverage (including costs to related parties of $12,877 and $15,201 for the nine months ended September 30, 2021 and 2020, respectively)	(20,939)	(20,556)
Entertainment (including costs to related parties of $1,700 and $1,814 for the nine months ended September 30, 2021 and 2020, respectively)	(2,252)	(2,676)
Mall (including costs to related parties of $1,312 and $1,563 for the nine months ended September 30, 2021 and 2020, respectively)	(2,907)	(3,648)
Retail and other (including costs to related parties of $1,026 and $895 for the nine months ended September 30, 2021 and 2020, respectively)	(1,115)	(880)
General and administrative (including expenses to related parties of $38,782 and $43,050 for the nine months ended September 30, 2021 and 2020, respectively)	(68,949)	(69,787)
Pre-opening costs (including expenses to related parties of $125 and $158 for the nine months ended September 30, 2021 and 2020, respectively)	(739)	(133)
Amortization of land use right	(2,496)	(2,499)
Depreciation and amortization	(93,299)	(122,406)
Property charges and other (including expenses to related parties of $4,107 and $1,497 for the nine months ended September 30, 2021 and 2020, respectively)	(4,129)	(4,101)

Total operating costs and expenses	(225,087)	(254,091)

Operating loss	(146,600)	(228,588)

Non-operating income (expenses):
Interest income	2,350	1,175
Interest expenses, net of amounts capitalized	(69,073)	(81,081)
Other financing costs	(314)	(315)
Foreign exchange gains (losses), net	4,989	(4,107)
Other expenses, net	—	(255)
Loss on extinguishment of debt	(28,817)	(18,497)

Total non-operating expenses, net	(90,865)	(103,080)

Loss before income tax	(237,465)	(331,668)
Income tax (expense) credit	(29)	106

Net loss	(237,494)	(331,562)
Net loss attributable to participation interest	38,885	71,427

Net loss attributable to Studio City International Holdings Limited	$(198,609)	$(260,135)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

	Nine Months Ended
	September 30,
	2021	2020
Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.536)	$(0.965)

Diluted	$(0.536)	$(0.969)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	370,352,700	269,481,487

Diluted	370,352,700	341,993,247

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2021	2020
Net loss	$(237,494)	$(331,562)
Other comprehensive (loss) income:
Foreign currency translation adjustments, before and after tax	(15,743)	16,789

Other comprehensive (loss) income	(15,743)	16,789

Total comprehensive loss	(253,237)	(314,773)
Comprehensive loss attributable to participation interest	41,462	67,567

Comprehensive loss attributable to Studio City International Holdings Limited	$(211,775)	$(247,206)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
(In thousands of U.S. dollars, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive	Accumulated	Participation	Total
	Shares	Amount	Shares	Amount		Income (Loss)	Losses	Interest	Equity
Balance at January 1, 2020	241,818,016	$24	72,511,760	$7	$1,655,602	$269	$(764,534)	$267,291	$1,158,659
Net loss for the period	—	—	—	—	—	—	(260,135)	(71,427)	(331,562)
Foreign currency translation adjustments	—	—	—	—	—	12,929	—	3,860	16,789
Shares issued, net of offering expenses	128,534,684	13	—	—	498,935	—	—	—	498,948
Change in Participation Interest resulted from Private Placements (as described in Note 11)	—	—	—	—	(20,310)	—	—	20,310	—

Balance at September 30, 2020	370,352,700	$37	72,511,760	$7	$2,134,227	$13,198	$(1,024,669)	$220,034	$1,342,834

Balance at January 1, 2021	370,352,700	$37	72,511,760	$7	$2,134,227	$11,876	$(1,086,160)	$207,736	$1,267,723
Net loss for the period	—	—	—	—	—	—	(198,609)	(38,885)	(237,494)
Foreign currency translation adjustments	—	—	—	—	—	(13,166)	—	(2,577)	(15,743)

Balance at September 30, 2021	370,352,700	$37	72,511,760	$7	$2,134,227	$(1,290)	$(1,284,769)	$166,274	$1,014,486

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2021	2020
Cash flows from operating activities:
Net cash used in operating activities	$(120,862)	$(148,825)

Cash flows from investing activities:
Placement of bank deposits with original maturities over three months	(278,700)	—
Acquisition of property and equipment	(266,650)	(140,891)
Acquisition of intangible assets	(3,921)	—
Funds to an affiliated company	(3,672)	(9,415)
Proceeds from sale of property and equipment and other long-term assets	1,727	2,621
Withdrawals of bank deposits with original maturities over three months	278,700	—

Net cash used in investing activities	(272,516)	(147,685)

Cash flows from financing activities:
Principal payments on long-term debt	(252,944)	(850,000)
Payments of deferred financing costs	(33,297)	(24,051)
Net (payments for) proceeds from issue of shares	(445)	499,291
Proceeds from long-term debt	758,194	1,000,000

Net cash provided by financing activities	471,508	625,240

Effect of exchange rate on cash, cash equivalents and restricted cash	(2,418)	1,647

Increase in cash, cash equivalents and restricted cash	75,712	330,377
Cash, cash equivalents and restricted cash at beginning of period	575,359	327,232

Cash, cash equivalents and restricted cash at end of period	$651,071	$657,609

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(84,141)	$(81,483)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$(734)	$(735)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(2,575)	$3,213
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$100,090	$43,005
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	$6,090	$7,106
Offering expenses capitalized for the issuance of shares included in accrued expenses and other current liabilities	$—	$514
The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”) was an exempted company with limited liability registered by way of continuation in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the New York Stock Exchange under the symbol “MSC” in the United States of America.
Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations
of Studio City, a cinematically-themed integrated resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the United States of America.
Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited (“MCO Cotai”), a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of Studio City International. New Cotai, LLC (“New Cotai”), a private company organized in the United States of America, is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and Studio City International in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically canceled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of September 30, 2021 and December 31, 2020, the Participation Interest entitled New Cotai to receive from
MSC Cotai an amount equal to approximately 19.6% of the MSC Cotai’s Distribution.
As of September 30, 2021 and December 31, 2020, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Other Business Developments
The disruptions to the Company’s business caused by the
COVID-19
outbreak continue to have a material effect on its financial condition and operations during the first three quarters of 2021.
The Company’s operations have been impacted by
on-and-off
travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong and the People’s Republic of China (the “PRC”) in response to isolated cases. The appearance of
COVID-19
cases in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a
14-day
quarantine on arrival in Zhuhai, and the validity of negative nucleic acid tests were extended from 24 hours to 48 hours or seven days. As a result, the Company’s visitation has been gradually recovering.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Developments - continued

The
COVID-19
outbreak has also impacted the construction schedules of the remaining development project at Studio City. As announced by Studio City International in May 2021, the Macau government granted an extension of the development period under the Studio City land concession to December 27, 2022. The Company currently expects to complete the construction of this project within the development period.
The pace of recovery from
COVID-19-related
disruptions continues to depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicine for
COVID-19
as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain. The Company is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition.
As of September 30, 2021, the Company had cash and cash equivalents of $650,941 and available borrowing capacity under the 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,927), subject to the satisfaction of certain conditions precedent.
The Company has taken various mitigating measures to manage through the current
COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing existing borrowings and raising additional capital through equity offering or new borrowing.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these condensed consolidated financial statements are issued.
In January 2019, Melco Resorts Macau informed the Company that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino until January 15, 2021, and in December 2020, it further agreed to continue VIP rolling chip operations at Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

(c)	Macau gaming subconcession contract
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Melco Resorts Macau’s subconcession contract expires on June 26, 2022. Under current applicable Macau law, a concession or subconcession may be extended or renewed by order of the Macau Chief Executive, one or more times, up to a maximum of 5 years.
Melco Resorts Macau operates Studio City Casino pursuant to the Services and Right to Use Arrangements (as described in Note 2). These arrangements remain effective until June 26, 2022 and will be extended if Melco Resorts Macau obtains a gaming concession, subconcession or other right to legally operate gaming in Macau beyond June 26, 2022 and if the Macau government permits such extension.
In September 2021, the Macau government launched the public consultation process on the proposed changes to the Macau gaming law which sets out the basic legal framework for new concessions. Such public consultation process is ongoing. The Macau government continues to be in contact with the gaming industry and all procedures are expected to be followed. If Melco Resorts Macau is unable to secure a new concession or subconcession or an extension or renewal of its subconcession, or if the Macau government were to exercise its redemption or other termination rights prior to June 26, 2022, Melco Resorts Macau would be unable to operate casino gaming in Macau including Studio City Casino and in accordance with current legislation on reversion of casino premises, all casino premises and gaming-related equipment under Melco Resorts Macau’s subconcession will automatically revert to the Macau government without any compensation, and Melco Resorts Macau will cease to generate revenues from such operations.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau gaming subconcession contract - continued

Under the indentures of the senior notes issued by Studio City Finance Limited (“Studio City Finance”), a subsidiary of Studio City International, holders of the senior notes can require Studio City Finance to repurchase all or any part of the senior notes at par, plus any accrued and unpaid interest (the “Special Put Option”) (1) upon the occurrence of any event after which Melco Resorts Macau’s subconcession or other permits or authorizations as are necessary for the operation of the casino at Studio City in substantially the same manner and scope as operations were conducted at the issue date of the respective senior notes issued by Studio City Finance cease to be in full force and effect, for a period of ten consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of Studio City Finance and its subsidiaries, taken as a whole; or (2) if the termination, rescission, revocation or modification of Melco Resorts Macau’s subconcession has had a material adverse effect on the financial condition, business, properties, or results of operations of Studio City Finance and its subsidiaries.
In addition, in relation to the credit facilities of Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City International, any termination, revocation, rescission or modification of Melco Resorts Macau’s subconcession which has had a material adverse effect on the financial condition, business, properties, or results of operations of the Company, taken as a whole, would constitute a mandatory prepayment event, which would result in (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.
The Company believes Melco Resorts Macau is in a position to satisfy the requirements related to the grant of new concession or subconcession or the extension or renewal of its subconcession as they may be set out by the Macau government and, the Services and Right to Use Arrangements will be extended successfully. Accordingly, the accompanying condensed consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
On May 11, 2007, one of the Studio City International’s subsidiaries and Melco Resorts Macau entered into a services and right to use agreement, as amended on June 15, 2012, together with related agreements (together, the “Services and Right to Use Arrangements”). Under these arrangements, Melco Resorts Macau deducts gaming taxes and the costs of operation of Studio City Casino. The Company receives the residual gross gaming revenues and recognizes these amounts as revenues from provision of gaming related services.
In December 2015, certain of the Studio City International’s subsidiaries entered into a master services agreement and related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Basis of Presentation and Principles of Consolidation - continued

The Company believes the costs incurred under the Services and Right to Use Arrangements and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying condensed consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 14.
The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting. The results of operations for the nine months ended September 30, 2021 and 2020 are not necessarily indicative of expected results for the full year. The financial information as of December 31, 2020 presented in these condensed consolidated financial statements is derived from the Company’s consolidated financial statements as of December 31, 2020.
The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial results of such periods.
The accompanying condensed consolidated financial statements include the accounts of Studio City International and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020, except as otherwise disclosed in Note 2(g).

(b)	Accounts Receivable and Credit Risk
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of the current and future economic conditions.
Management believes that as of September 30, 2021 and December 31, 2020, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
During the nine months ended September 30, 2021 and 2020, impairment losses of $203 and $3,769 were recognized, respectively, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying condensed consolidated statements of operations. As a result of the
COVID-19
pandemic as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of September 30, 2021 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values.

(d)	Revenue Recognition
Contract and Contract-Related Liabilities
In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying condensed consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $2,440 as of September 30, 2021 increased by $37 from the balance of $2,403 as of December 31, 2020. Advance customer deposits and ticket sales of $3,400 as of September 30, 2020 decreased by $546 from the balance of $3,946 as of December 31, 2019.

(e)	Comprehensive Loss and Accumulated Other Comprehensive (Loss) Income
Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the accompanying condensed consolidated statements of comprehensive loss.
As of September 30, 2021 and December 31, 2020, the Company’s accumulated other comprehensive (loss) income consisted solely of foreign currency translation adjustments, net of tax and participation interest.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the period.
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the period adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares.
Basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in the loss of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net loss attributable to Studio City International Holdings Limited per share.
The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Nine Months Ended
	September 30,
	2021	2020
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share	370,352,700	269,481,487
Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	72,511,760

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	370,352,700	341,993,247

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	—

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement:
In December 2019, the Financial Accounting Standards

Board issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740,
Income Taxes
, in order to reduce cost and complexity of its application. The Company adopted this new guidance on January 1, 2021 and this adoption did not have a material impact on its condensed consolidated financial statements.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying condensed consolidated statements of cash flows consisted of the following:

	September 30,	December 31,
	2021	2020
Cash and cash equivalents	$650,941	$575,215
Current portion of restricted cash	—	13
Non-current portion of restricted cash	130	131

Total cash, cash equivalents and restricted cash	$651,071	$575,359

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	September 30,	December 31,
	2021	2020
Hotel	$28	$106
Other	998	1,027

Sub-total	1,026	1,133
Less: allowances for credit losses	(972)	(976)

	$54	$157

The Company’s allowances for credit losses as of September 30, 2021 and December 31, 2020 were primarily related to receivables for entertainment business.
Movement in the allowances for credit losses are as follows:

	Nine Months Ended
	September 30,
	2021	2020
Balance at beginning of year	$976	$965
Provision for credit losses	—	6
Effect of exchange rate	(4)	5

Balance at end of period	$972	$976

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	September 30,	December 31,
	2021	2020
Cost	$3,182,644	$2,910,638
Less: accumulated depreciation and amortization	(781,308)	(729,741)

Property and equipment, net	$2,401,336	$2,180,897

6.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	September 30,	December 31,
	2021	2020
Other long-term assets	$109,627	$106,268
Less: accumulated amortization	(87,794)	(80,170)

Other long-term assets, net	21,833	26,098
Advance payments and deposits for acquisition of property and equipment	33,275	30,928
Long-term prepayments	12,458	48,469
Other deposits and other	3,636	11,620
Deferred financing costs, net	403	440

Long-term prepayments, deposits and other assets	$71,605	$117,555

During the nine months ended September 30, 2020, the Company had made additional provision for credit losses of
$903
, primarily related to other long-term receivables for mall operations, which was written off during the nine months ended September 30, 2020
. No provision for credit losses for other long-term receivables was made during the nine months ended September 30, 2021.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30,	December 31,
	2021	2020
Property and equipment payables	$89,769	$49,161
Interest expenses payable	24,807	45,737
Operating expense and other accruals and liabilities	13,922	20,650
Advance customer deposits and ticket sales	2,440	2,403
Operating lease liabilities	886	995

	$131,824	$118,946

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	September 30,	December 31,
	2021	2020
Senior Notes
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $4,936)	$1,095,064	$—
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $3,888 and $4,566, respectively)	496,112	495,434
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,326 and $4,738, respectively)	495,674	495,262
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165)	—	593,835
Credit Facilities
2016 Studio City Credit Facilities (1)	128	129

	$2,086,978	$1,584,660

Note

(1)
As of September 30, 2021 and December 31, 2020, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the
2016 Studio City Credit Facilities of $403 and $440 are included in long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheets, respectively.

Senior Notes
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes (the “2021 5.000% Studio City Notes”). The interest on the 2021 5.000% Studio City Notes is accrued at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on July 15, 2021. The 2021 5.000% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2021 5.000% Studio City Notes were partially used to fund the Conditional Tender Offer and the Redemption (as described below) of the 2019 7.250% Studio City Notes; and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

Senior	Notes - continued

2021 5.000% Studio City Notes
- continued
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2021 5.000% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2021 5.000% Studio City Notes on a senior basis (the “2021 5.000% Studio City Notes Guarantees”). The 2021 5.000% Studio City Notes Guarantees are general obligations of the 2021 5.000% Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2021 5.000% Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2021 5.000% Studio City Notes Guarantors. The 2021 5.000% Studio City Notes Guarantees are effectively subordinated to the 2021 5.000% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to January 15, 2024, Studio City Finance has the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
The indenture governing the 2021 5.000% Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2021 5.000% Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of September 30, 2021, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,035,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.
On July 26, 2021, the 2021 5.000% Studio City Notes which were originally listed on the Official List of the Singapore Exchange Securities Trading Limited, were also listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

Senior	Notes - continued

2019 7.250% Studio City Notes
On January 4, 2021, Studio City Finance initiated a

conditional tender offer (the “Conditional Tender Offer”) to purchase for cash any and all of the outstanding 2019 7.250% Studio City Notes with accrued interest. The Conditional Tender Offer was conditional upon, among other things, Studio City Finance raising sufficient funding from the completion of one or more financing transactions, together with cash on hand, to fund the purchase of validly tendered notes. The Conditional Tender Offer expired on January 11, 2021 with $347,056 aggregate principal amount of the 2019 7.250% Studio City Notes tendered.
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of the First 2021 5.000% Studio City Notes. The net proceeds from the offering of the First 2021 5.000% Studio City Notes were used to fund the Conditional Tender Offer, and, on February 17, 2021, redeem the 2019 7.250% Studio City Notes in aggregate principal amount of $252,944 which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest (the “Redemption”).
In connection with the full redemption of the 2019 7.250% Studio City Notes, the Company recorded a loss on extinguishment of debt of $28,817 during the nine months ended September 30, 2021.
Credit Facilities
2016 Studio City Credit Facilities
On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028 (the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s Extended Maturity Date. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance, including amending the threshold sizes and measurement dates of the covenants.
During the nine months ended September 30, 2021, other than above, there was no significant change to the long-term debt as disclosed in the Company’s consolidated financial statements as of December 31, 2020.

9.	LEASES
Lessor Arrangements
During the nine months ended September 30, 2021, the Company earned minimum operating lease income of $5,558 and contingent operating lease income of $1,402. During the nine months ended September 30, 2020, the Company earned minimum operating lease income of $11,087 and contingent operating lease income of $(2,193)
. Total lease income for the nine months ended September 30, 2020 was reduced by
$3,943 as a result of the rent concessions and uncollectible lease income related to the effects of the
COVID-19
pandemic.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

10.	FAIR VALUE MEASUREMENTS
The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.
The estimated fair value of long-term debt as of September 30, 2021 and December 31, 2020 were approximately $2,012,444 and $1,693,260, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $2,100,128 and $1,600,129, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2021 5.000% Studio City Notes, the 2020 Studio City Notes and the 2019 7.250% Studio City Notes. Fair value for the 2016 Studio City Credit Facilities approximated the carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.
As of September 30, 2021 and December 31, 2020, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying condensed consolidated financial statements.

11.	CAPITAL STRUCTURE
During July and August 2020, Studio City International announced and completed a series of private offers (the “Private Placements”) of 72,185,488 Class A ordinary shares and 14,087,299 ADSs (representing 56,349,196 Class A ordinary shares) to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $500,000 and offering expenses of $1,052. The Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding decrease in the Company’s additional paid-in
capital.
As of September 30, 2021 and December 31, 2020, Studio City International’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each;
and 370,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding.

12.	INCOME TAXES
The income tax expense (credit) consisted of:

	Nine Months Ended
	September 30,
	2021	2020
(Over) under provision of income taxes in prior years:
Macau Complementary Tax	$(29)	$—
Hong Kong Profits Tax	8	—

Sub-total	(21)	—

Income tax expense (credit) - deferred:
Macau Complementary Tax	50	(106)

Total income tax expense (credit)	$29	$(106)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

12.	INCOME TAXES - continued

The effective tax rates for the nine months ended September 30, 2021 and 2020 were (0.01)% and 0.03%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of changes in valuation allowances, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of tax losses that cannot be carried forward for the nine months ended September 30, 2021 and 2020.
As of September 30, 2021 and December 31, 2020, valuation allowances of $87,560 and $75,867 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized.
As of September 30, 2021, other than the above, there was no significant change to the tax exposures as disclosed in the Company’s consolidated financial statements as of December 31, 2020.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Capital and Other Commitments
As of September 30, 2021, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $434,808. In accordance with the Studio City land concession and the extension granted by the Macau government as announced by Studio City International in May 2021, the land on which Studio City is located must be fully developed by December 27, 2022.

(b)	Guarantee
As of September 30, 2021, except as disclosed in Note 8 and the maturity date of the Trade Credit Facility which was further extended from August 31, 2021 to August 31, 2023, there was no significant change to the guarantee as disclosed in the Company’s consolidated financial statements as of December 31, 2020.

(c)	Litigation
As of September 30, 2021, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have no material impacts on the Company’s condensed consolidated financial statements as a whole.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS
During the nine months ended September 30, 2021 and 2020, the Company entered into the following significant related party transactions:

		Nine Months Ended
		September 30,
Related companies	Nature of transactions	2021	2020
Transactions with affiliated companies
Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$(5,522)	$(38,986)
	Rooms and food and beverage (1)	37,941	18,959
	Services fee (2)	19,493	19,706
	Entertainment (1)	550	9
	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)	46,302	51,713
	Corporate services (4)	24,315	24,472
	Other services	13,355	11,029
	Staff costs capitalized in construction in progress	7,354	7,287
	Purchase of goods and services	92	133
	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	1,728	2,687
	Transfer-in of other long-term assets	4,764	6,411
	Purchases of intangible assets	192	—
Notes

(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the nine months ended September 30, 2021 and 2020, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $38,491 and $18,968, respectively, of which $34,211 and $16,648 related to Studio City Casino’s gaming patrons and $4,280 and $2,320 related to non-Studio
City Casino’s gaming patrons, respectively.

(2)
Services provided by the Company to Melco and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

(3)
Staff costs are recharged by Melco and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)
Corporate services are provided to the Company by Melco and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction
As of September 30, 2021, Mr. Lawrence Yau Lung Ho and his controlled entity held an aggregate principal amount of $30,000 of the 2020 6.000% SC Notes and an aggregate principal amount of $30,000 of the 2021 5.000% Studio City Notes of which the $30,000 of the 2021 5.000% Studio City Notes was purchased by Mr. Lawrence Yau Lung Ho’s controlled entity during the nine months ended September 30, 2021.
During the nine months ended September 30, 2021, total interest expenses of $3,669 in relation to the aforesaid senior notes were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity.

(a)	Amounts Due from Affiliated Companies
The outstanding balances as of September 30, 2021 and December 31, 2020 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Amounts Due to Affiliated Companies
The outstanding balances as of September 30, 2021 and December 31, 2020 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

15.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of September 30, 2021 and December 31, 2020, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.